Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross completes US$1 billion unsecured debt offering

Toronto, Ontario, August 22, 2011 – Kinross Gold Corporation (TSX: K; NYSE: KGC) (“Kinross”) announced today that it has closed its previously announced US$1 billion offering of debt securities, consisting of US$250 million principal amount of its 3.625% Senior Notes due 2016, US$500 million principal amount of its 5.125% Senior Notes due 2021 and US$250 million principal amount of its 6.875% Senior Notes due 2041 (collectively, the “notes”). The notes are unsecured, senior obligations of Kinross and are wholly and unconditionally guaranteed by certain of Kinross’ wholly-owned subsidiaries that are also guarantors under Kinross’ senior unsecured credit agreement.

The offering was made pursuant to Rule 144A under the Securities Act of 1933 (the “Act”) and outside the United States pursuant to Regulation S under the Act. The notes have not been and will not be registered under the Act and the notes may not be offered or sold in the United States absent registration under the Act or the availability of an applicable exemption from registration requirements. Offers and sales in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial or territorial securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any security.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 7,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

www.kinross.com